May 5, 2014

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Era Anagnosti, Staff Attorney
Kamyar Daneshvar, Staff Attorney

Re:	Century Communities, Inc.
Registration Statement on Form S-1
CIK No. 0001576940

Dear Ms. Long:

Century Communities, Inc., a Delaware corporation (the “Company”), is publicly filing today via EDGAR the initial filing (the “Initial Filing”) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), including the exhibits indicated therein. We are providing to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission six copies of the Initial Filing and the exhibits filed therewith, five copies of which have been marked to show the changes from Amendment No. 3 to the draft Registration Statement confidentially submitted to the Staff via EDGAR on April 8, 2014.

On behalf of the Company, this letter responds to the comments of the Staff concerning the Registration Statement, as set forth in the letter dated April 22, 2014 (the “Comment Letter”) addressed to Mr. Dale Francescon of the Company. For your convenience, we have repeated your comments and provided the response of the Company in bold. Please note that references to page numbers refer to the pages in the marked version of the Initial Filing.

Capitalization, page 46

1.	Based on your pro forma balance sheet, it appears to us that pro forma cash should be $43,998. Please revise as appropriate.

The Company has revised the table in “Capitalization” (page 45) as requested.

Selected Financial Data, page 50

2.	Please clarify that the dollar values of “backlog at end of period, aggregates sales value” are expressed in thousands since the note at the top of the table implies all dollar amounts under Operating Data-Owned Projects are not expressed in thousands. This comment also applies to the tables on pages 15 and 53. Also, please revise the table on page 54 to clarify that the dollar values of “average sales price of backlog” are not expressed in thousands.

U.S. Securities and Exchange Commission

May 5, 2014

The Company has revised the tables in “Summary—Summary of Selected Financial Data” (page 14), “Selected Financial Data” (page 49), “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Income (Expense)—Consolidated Financial Data” (page 52), and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012—Net New Home Orders and Backlog” (page 53), as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

General

3.	Based on your recent acquisition of LVLH and on its level of significance, it appears to us that you should provide certain information related to LVLH’s historical results and the expected impact of the acquisition on your future results, including:

•	the number of homes sold and the average sales price for LVLH during each of the past two years and the reasons for changes between the periods;

•	the gross profit margins related to home sales for LVLH during each of the past two years and the reasons for changes between the periods;

•	the reasons why LVLH’s historical gross profit margins related to home sales significantly exceeded your historical gross profit margins related to home sales; and

•	the expected impact on future gross profit margins of purchase accounting adjustments required to record inventories at fair value.

The Company has included additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Las Vegas Land Holdings—Results of Operations” (page 63) as requested.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, page 54

Non-Controlling Interest, page 56

4.	Please explain the reason for the $1.2 million decrease between 2012 and 2013.

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012—Non-Controlling Interest” (page 55) as requested.

Liquidity and Capital Resources, page 57

Cash Flows – Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, page 59

5.	It appears to us that the change in net cash provided by financing activities was primarily the result of the net proceeds you received from the sale of your common stock in the May 2013 private placement. Please revise as appropriate.

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows—Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012” (page 58) as requested.

U.S. Securities and Exchange Commission

May 5, 2014

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 149

6.	Please provide all the disclosures and exhibit required by Item 304 of Regulation S-K.

The Company has revised the disclosure in “Change in Accountants” (page 148) and filed Exhibit 16.1—Letter from BKD, LLP with the Registration Statement, as requested.

Century Communities, Inc. Consolidated Financial Statements, page F-1

General

7.	Please disclose the major components of inventories at each period end, as previously provided on page F-14 of Amendment 2 of your Form S-1.

The Company has disclosed the major components of inventories at each period end in “Notes to the Consolidated Financial Statements, December 31, 2013 and 2012—4. Inventory” (page F-20) as requested.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-9

Lot Option and Escrow Deposits, page F-13

8.	Please present the table you previously provided on page F-12 of Amendment 2 of your Form S-1 or explain why the table was removed.

The Company respectfully advises the Staff that in periods prior to December 31, 2013, the Company had entered into certain land and lot option purchase agreements with related parties, which at the time were material to its consolidated financial statements. Accordingly, the Company provided disclosure regarding such land and lot option purchase agreements with both related and unrelated parties in tabular format as previously disclosed on page F-12 of Amendment No. 2 of the draft Registration Statement. As of December 31, 2013, the Company no longer has any land and lot option purchase agreements with related parties, and it believes that it has provided appropriate disclosures regarding its land transactions with related parties for all periods presented in “Notes to the Consolidated Financial Statements, December 31, 2013 and 2012—18. Related-Party Transactions” (pages F-29 – F-30).

Note 17 – Related-Party Transactions, page F-29

9.	We note your response to comment 11 in our letter dated February 28, 2014, however, it is not clear to us that common control existed and it is not clear to us what specific accounting literature you relied on when you recorded the lots you acquired for cash from the related parties at their carrying value and reflected the excess as distributions. Also, since the related parties who you acquired the lots from were employees, it is not clear to us what, if any, consideration you gave to reflecting the excess you paid as compensation expense.

U.S. Securities and Exchange Commission

May 5, 2014

The Company respectfully advises the Staff that in addition to the factors outlined in its letter to the Staff dated April 8, 2014 regarding its determination that common control existed, it also considered the history of Messrs. Dale Francescon and Robert Francescon voting their shares in concert on specific matters impacting the Company, including, matters relating to the Company’s May 2013 private offering and private placement, significant land purchases, and all financing related activities. Furthermore, the Company is not aware of any instances where Messrs. Dale Francescon and Robert Francescon have not voted their shares in concert. Accordingly, the Company concluded that common control existed.

Further, the Company notes that while the guidance in FASB Technical Bulletin No. 85-5 was nullified by ASC 805, Business Combinations, the Company understands that the Staff’s historical position has been that a combination of entities under identical common ownership lacks economic substance and should be accounted for at their carrying amounts. Because Messrs. Dale Francescon and Robert Francescon each owned 50% of the equity of both the transferor and transferee, the Company believes that the Staff’s position also supports accounting for the transfer at their carrying amounts.

The Company is also not aware of any specific authoritative accounting literature addressing the treatment of the excess between the cash paid and the related parties’ carrying value as a distribution. However, the Company considered the interpretive guidance from Ernst & Young LLP’s November 2013 Financial Reporting Developments, Business combinations (the “EY Financial Reporting Development”). Section C.4 (Accounting for common control transactions - Accounting and reporting by the receiving entity) of the EY Financial Reporting Development states:

“If the receiving entity transfers cash in the exchange, any cash transferred in excess of the carrying amount of the assets and liabilities transferred should be treated as an equity transaction (i.e., a dividend).”

In addition, the Company also considered the substance of the transactions, which were for the exchange of real estate assets based on the Company’s estimate of the fair value of the lots on the transfer date, and which were not compensatory in nature. Furthermore, Messrs. Dale Francescon and Robert Francescon have historically received compensation from the Company in exchange for their services as Co-Chief Executive Officers. The Company believes that the compensation received by Messrs. Dale Francescon and Robert Francescon was consistent with compensation paid to chief executives of similar companies given the size of the Company during the applicable periods. As such, the Company concluded that the excess between the cash paid and the related parties’ carrying value was not reflective of a compensatory arrangement and should be treated as a distribution.

10.	In regard to the lots you acquired from the related parties for $34.0 million, and determined were not from an entity under common control, it continues to appear to us that since this transaction involved a related party, that you should disclose when the lots were acquired by the related parties and how much they paid for them.

The Company revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2013 and 2012—18. Related-Party Transactions” (pages F-29 – F-30) as requested.

U.S. Securities and Exchange Commission

May 5, 2014

Pro Forma Financial Statements, page F-52

11.	Please provide a more comprehensive explanation of adjustment (d) on page F-57 and explain how you determined it is factually supportable.

The Company revised the disclosure in “Notes to Pro Forma Condensed Consolidated Financial Statements, As of And For The Year Ended December 31, 2013—(d) Cost of Homes Sales Revenue Expense” (page F-57) as requested.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

Sincerely,

/s/ Mark J. Kelson

Mark J. Kelson

cc:	Dale Francescon, Century Communities, Inc.

Robert Francescon, Century Communities, Inc.

David Messenger, Century Communities, Inc.

William Wong, Esq., Greenberg Traurig, LLP

Howard Adler, Esq., Gibson, Dunn & Crutcher LLP